                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                            COLORADO MEDTECH, INC.
                            ----------------------
                               (Name of Issuer)

                          Common Stock, No Par Value
                          --------------------------
                         Title of Class of Securities

                                 19652U 10  4
                                 ------------
                                (CUSIP Number)

 Jill L. Force, Senior Vice President and General Counsel, Vencor, Inc., 3300 Aegon Center, 400 West Market Street, Louisville, Kentucky 40202 (502) 596-7300
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               November 3, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19652U  10  4              SCHEDULE 13D              Page 2 of 9 Pages

--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS                Vencor, Inc.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    61-1323993


-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See  Instructions)

      (a)
          -----
      (b)   X
          -----

-------------------------------------------------------------------------------
3.  SEC USE ONLY

-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS

      Not applicable.
-------------------------------------------------------------------------------
5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED   PURSUANT TO ITEMS
2(d) or 2(e)

      Not applicable.

-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

-------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY                  (7) SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON                          -0-
WITH
                                               (8) SHARED VOTING POWER
                                                        -0-

                                               (9) SOLE DISPOSITIVE POWER
                                                        -0-

                                               (10) SHARED DISPOSITIVE POWER
                                                        -0-

-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON         -0-

-------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES (See instructions)
    Not applicable

-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       -0-

-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (See instructions)

       HC

CUSIP No. 19652U  10  4              SCHEDULE 13D              Page 3 of 9 Pages

--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS                Vencor Operating, Inc.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    52-2085484

 -------------------------------------------------------------------------------
 .   (CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See   Instructions)

       (a)
           -----
       (b)   X
           -----

-------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS

      Not applicable

--------------------------------------------------------------------------------
5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED   PURSUANT TO ITEMS
    2(d) or 2(e)

    Not applicable.

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
-------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY                  (7) SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON                          -0-
WITH
                                               (8) SHARED VOTING POWER
                                                        -0-

                                               (9) SOLE DISPOSITIVE POWER
                                                        -0-

                                               (10) SHARED DISPOSITIVE POWER
                                                        -0-

-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON         -0-

-------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES (See instructions)
    Not applicable

-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       -0-

-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (See instructions)

       CO

CUSIP No. 19652U  10  4                               Page 4 of 9 Pages

                                AMENDMENT NO. 2
                                      TO
                                 SCHEDULE 13D
                                OF VENCOR, INC.

   This Amendment No. 2 amends and supplements the Statement on Schedule 13D, dated April 30, 1998, and Amendment No. 1 to Schedule 13D dated September 30, 1998 filed by Vencor, Inc. and Vencor Operating, Inc., with respect to the common stock, no par value per share, of Colorado MEDtech, Inc. (the "Amendment No. 2"). Such Schedule 13D is hereby amended to add or replace information as specified below to the items indicated. This Amendment No. 2 is being filed to indicate that the Reporting Persons no longer own beneficially any securities of the Issuer.

ITEM 1.  SECURITY AND ISSUER.
         --------------------

   This Amendment relates to shares of common stock, no par value per share (the "Common Stock"), of Colorado MEDtech, Inc. ("Issuer"). The principal executive offices of the Issuer are located at 6175 Longbow Drive, Boulder, Colorado 80301.

ITEM 2.  IDENTITY AND BACKGROUND.
         ------------------------

   (a) This Amendment No. 2 is being filed by Vencor, Inc., a Delaware corporation ("Vencor") and Vencor Operating, Inc., a Delaware corporation ("Vencor Operating") (collectively, the "Reporting Persons"). Vencor Operating is a wholly owned subsidiary of Vencor.

   (b) The address of the principal business and the principal office of each of Vencor and Vencor Operating is 3300 Aegon Center, 400 West Market Street, Louisville, Kentucky 40202. The principal business of Vencor and Vencor Operating is the operation of long-term hospitals, nursing centers and other ancillary services.

   (c) The name, business address, principal occupation or employment of each director and executive officer of Vencor is set forth in the table below.

                              OFFICE AND
      NAME               PRINCIPAL OCCUPATION         BUSINESS ADDRESS
      -----              --------------------         ----------------

W. Bruce Lunsford      Chairman of the Board         3300 Aegon Center
                       and Chief Executive Officer   400 West Market Street
                       of Vencor                     Louisville, KY  40202

CUSIP No. 19652U  10  4                                                   Page 5 of 9 Pages

Edward L. Kuntz                 Director, President and Chief       3300 Aegon Center
                                Operating Officer of Vencor         400 West Market Street
                                                                    Louisville, KY  40202


Richard A. Schweinhart          Chief Financial Officer and         3300 Aegon Center
                                Senior Vice President of Vencor     400 West Market Street
                                                                    Louisville, KY  40202


Richard E. Chapman              Senior Vice President and Chief     3300 Aegon Center
                                Information Officer                 400 West Market Street
                                                                    Louisville, KY  40202


Jill L. Force                   Senior Vice President and General   3300 Aegon Center
                                Counsel of Vencor                   400 West Market Street
                                                                    Louisville, KY  40202


James H. Gillenwater, Jr.       Senior Vice President, Planning     3300 Aegon Center
                                and Development of Vencor           400 West Market Street
                                                                    Louisville, KY  40202


Richard A. Lechleiter           Vice President of Finance and       3300 Aegon Center
                                Corporate Controller of Vencor      400 West Market Street
                                                                    Louisville, KY  40202


Ulysses L. Bridgeman, Jr.       President of Bridgeman Foods,       12910 Shelbyville Road
                                Inc., a franchisee of Wendy's Old   Suite 104
                                Fashioned Hamburger Restaurants;    Louisville, KY  40243
                                Director of Vencor



Elaine L. Chao                  Distinguished Fellow of The         214 Massachusetts Ave., NE
                                Heritage Foundation; Director of    Washington, DC 20002-4999
                                Vencor


Donna R. Ecton                  Former Chief Operating Officer of   5602 East Via Buena Vista
                                PETsMART, Inc., a pet supplies      Paradise Valley, AZ  85253
                                retailer; Director of Vencor


Stanley C. Gault                Retired Chairman and Chief          1147 Akron Road
                                Executive Officer of the Goodyear   Wooster, OH  44691-6000
                                Tire & Rubber Company; Director
                                of Vencor


CUSIP No. 19652U  10  4                                                   Page 6 of 9 Pages

William H. Lomicka              President of Mayfair Capital,       2510 Aegon Center
                                Inc., a private investment firm;    400 West Market Street
                                Director of Vencor                  Louisville, KY  40202

R. Gene Smith                   Chairman of the Board of Taco       3600 National City Tower
                                Tico, Inc., an operator of          101 South Fifth Street
                                Mexican fast-food restaurants;      Louisville, KY  40202
                                President of New Jersey
                                Blockbuster, Ltd., holder of
                                Blockbuster Video franchises from
                                1987 through 1995; Managing
                                General Partner of Direct
                                Programming Services, a provider
                                of direct broadcast satellite
                                television services since 1993;
                                Director and Vice Chairman of
                                Vencor




   The name, business address, principal occupation or employment of each director and executive officer of Vencor Operating is set forth in the table below.

                                         OFFICE AND
       NAME                         PRINCIPAL OCCUPATION                BUSINESS ADDRESS
       ----                         --------------------                ----------------

Edward L. Kuntz                 President  and Chief Operating      3300 Aegon Center
                                Officer of Vencor Operating. Mr.    400 West Market Street
                                Kuntz's principal occupation is     Louisville, KY  40202
                                Director, President and Chief
                                Operating Officer of Vencor

Jill L. Force                   Senior Vice President and General   3300 Aegon Center
                                Counsel of Vencor Operating. Ms.    400 West Market Street
                                Force's principal occupation is     Louisville, KY  40202
                                Senior Vice President and General
                                Counsel of Vencor



CUSIP No. 19652U 10 4                                                     Page 7 of  9 Pages
Richard E. Chapman              Senior Vice President and Chief     3300 Aegon Center
                                Information Officer of Vencor       400 West Market Street
                                Operating.  Mr. Chapman's           Louisville, KY  40202
                                principal occupation is Senior
                                Vice President and Chief
                                Information Officer of Vencor.

James H. Gillenwater, Jr.       Senior Vice President of Planning   3300 Aegon Center
                                and Development                     400 West Market Street
                                of Vencor Operating. Mr.            Louisville, KY  40202
                                Gillenwater's principal
                                occupation is Senior Vice
                                President, Planning and
                                Development of Vencor

Richard A. Lechleiter           Vice President of Finance and       3300 Aegon Center
                                Corporate Controller of Vencor      400 West Market Street
                                Operating. Mr. Lechleiter's         Louisville, KY  40202
                                principal occupation is Vice
                                President of Finance and
                                Corporate Controller of Vencor

W. Bruce Lunsford               Chairman of the Board and Chief     3300 Aegon Center
                                Executive Officer of Vencor         400 West Market Street
                                Operating.  Mr. Lunsford's          Louisville, KY  40202
                                principal occupation is Chairman
                                of the Board and Chief Executive
                                Officer of Vencor

Richard A. Schweinhart          Chief Financial Officer and         3300 Aegon Center
                                Senior Vice President of Vencor     400 West Market Street
                                Operating.  Mr. Schweinhart's       Louisville, KY  40202
                                principal occupation is Chief
                                Financial Officer and Senior Vice
                                President of Vencor


   (d) Each of the above listed directors and executive officers of Vencor and Vencor Operating is a United States citizen.

CUSIP No. 19652U 10 4                                       Page 8 of  9 Pages

   (e) Neither Vencor, Vencor Operating nor any of their respective directors or executive officers have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor are any of them been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.
         ---------------------------------------------------

   On October 27, 1998, the Reporting Persons exercised existing Director Warrants issued by the Issuer to acquire 60,000 shares of the Issuer's Common Stock for a total consideration of approximately $92,700. The Reporting Persons used working capital to pay the consideration for this exercise.

ITEM 4.  PURPOSE OF TRANSACTION.
         -----------------------

   Not Applicable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         -------------------------------------

   On November 3, 1998, the Reporting Persons completed the sale of 3,560,000 shares (the "Shares") of Common Stock of the Issuer. The Shares were sold pursuant to a Registration Statement on Form S-3 filed by the Issuer which became effective on November 3, 1998. The Reporting Persons received $6.375 per share for the Shares which resulted in net proceeds of approximately $22 million to the Reporting Persons.

   The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on November 3, 1998. The Reporting Persons no longer own beneficially any shares of Common Stock.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
TO SECURITIES OF THE ISSUER.
----------------------------

   Not Applicable.

CUSIP No. 19652U 10 4                                       Page 9 of  9 Pages

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         ---------------------------------

Exhibit No.      Description                 Page No.
-----------      -----------                 --------

Exhibit 1      Joint Filing Agreement      Previously
                                           filed with the
                                           Schedule 13D
                                           dated April 30, 1998


                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 23, 1998      VENCOR, INC.


                              By: /s/ W. Bruce Lunsford
                                  ----------------------------------
                                  W. Bruce Lunsford, Chairman of the
                                  Board and Chief Executive Officer


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 23, 1998      VENCOR OPERATING, INC.


                              By: /s/ W. Bruce Lunsford
                                  ----------------------------------
                                  W. Bruce Lunsford, Chairman of the
                                  Board and Chief Executive Officer